FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 15 December, 2005


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]



Exhibit Index


Exhibit No. 1 - Third Quarter 2005 Trading Update dated 4 November 2005

Exhibit No. 2 - Holding(s) in Company dated 7 November 2005

Exhibit No. 3 - Holding(s) in Company dated 8 November 2005

Exhibit No. 4 - Holding(s) in Company dated 8 November 2005

Exhibit No. 5 - Holding(s) in Company dated 14 November 2005

Exhibit No. 6 - Sale of Cookson's Laminates Business for US$91 Million
                dated 15 December 2005

Exhibit No. 7 - Holding(s) in Company dated 16 November 2005

Exhibit No. 8 - Holding(s) in Company dated 22 November 2005

Exhibit No. 9 - Holding(s) in Company dated 22 November 2005

Exhibit No.10 - Holding(s) in Company dated 22 November 2005

Exhibit No. 1

4 November 2005

COOKSON GROUP plc - THIRD QUARTER 2005 TRADING UPDATE

Third Quarter Highlights

- Revenue up 1% (down 2% at constant exchange rates)
- Trading profit up 16% (up 11% at constant exchange rates)
- Return on sales increases by 0.9 points to 8.1%
- 24% increase in headline profit before tax
- Strong trading profit growth in Ceramics and Electronics divisions
- Precious Metals division maintained its profitability despite difficult markets
- Net debt GBP40m lower than 30 September 2004

Trading profit and headline profit before tax are stated before rationalisation costs, amortisation of intangible assets, profit/(loss) relating to fixed assets and disposal of operations, income from swap close-out and the write-off of prepaid debt-raising fees.

Commenting on the third quarter, Nick Salmon, Cookson's Chief Executive, said:

"The improving profitability produced in the third quarter and year to date highlights the solid progress we are achieving in implementing the strategic plan announced in January.

With both our Electronics and Ceramics divisions under new leadership, continued cost reduction across the Group, and a focus on newer technology products, we are making significant progress towards the divisional margin targets announced at the start of the year.

Given the market conditions we are experiencing, we continue to expect that overall performance for the full year will be slightly better than that achieved in 2004."


Group - Trading results
                                      Third quarter                              Change
                                   2005         2004            Reported exchange   Constant exchange rates
                                                                      rates

Revenue (GBPm)                     411           408                   +1%                    -2%
Trading profit (GBPm)               33            29                  +16%                   +11%
Return on sales (%)                8.1           7.1           +1.0 points            +0.9 points



Group revenue in the third quarter was marginally down on the same quarter last year at constant exchange rates. Both the Ceramics and Electronics divisions reported broadly flat revenue whilst the Precious Metals division's revenue was down 7%.

However, once both the revenue of the brick-making businesses disposed of in December 2004 and the impact of lower tin prices in the Assembly Materials sector are excluded, revenue for the Group increased by 1%. Trading profit in the third quarter was up by 11% (on a constant exchange rate basis) reflecting the beneficial impact of cost reduction initiatives and increasing sales of newer technology, higher margin products. Significant progress has been made towards the divisional margin targets announced at the Group's strategic review in January 2005, with the return on sales in the third quarter increasing by nearly one percentage point to 8.1%.

                                       Year to date                               Change
                                    2005           2004           Reported exchange     Constant exchange
                                                                        rates                 rates
Revenue (GBPm)                     1,206          1,225                  -2%                  -2%
Trading profit (GBPm)                 88             81                  +9%                  +7%
Return on sales (%)                  7.3            6.6          +0.7 points          +0.7 points


Revenue for the nine month period to 30 September 2005 was GBP1,206m, down 2% compared to the equivalent nine month period last year both at constant and reported exchange rates. Once both the revenue of the brick-making businesses disposed of in December 2004 and the impact of lower tin prices in the Assembly Materials sector are excluded, revenue for the Group for the nine months was in line with the equivalent period last year. This reflected growth in both the Ceramics and Electronics divisions, offset by a 17% decrease in the Precious Metals division (at constant exchange rates). Trading profit year to date was GBP88m, an increase of 9% at reported exchange rates and 7% at constant exchange rates. Return on sales year to date was 7.3% compared to 6.6% in the equivalent period last year.


Ceramics division
                                       Third quarter                              Change
                                    2005           2004           Reported exchange         Constant
                                                                       rates            exchange rates
Revenue (GBPm)                      188            185                  +2%                  -2%
Trading profit (GBPm)                18             16                 +13%                  +9%
Return on sales (%)                 9.7            8.7          +1.0 points          +0.8 points


Revenue for the Ceramics division was marginally down on the same quarter last year at constant exchange rates. Once the revenue of the brick-making businesses disposed of in December 2004 is excluded, revenue for the division increased by 3%. In the third quarter, steel production fell by 10% and 9% respectively in the division's main markets of NAFTA and Europe. In China - the world's largest steel producing country and where the division has a strong presence - output grew by 26%. Overall, worldwide steel production grew by 4%. At the time of the Group's interim results, it was noted that the strong growth in global steel production experienced in the first half was expected to moderate in the third quarter as global inventories corrected. Whilst there have been some cut-backs in steel production in the third quarter, notably in NAFTA and Europe, the extent of these reductions has been less marked than expected with a number of these production cut-backs likely to be deferred into the fourth quarter. As a result of these deferrals, the fourth quarter is expected to be weaker than both the third quarter of this year and the equivalent quarter of last year. Whilst there is limited visibility beyond this point, growth in global steel production is expected to continue in 2006.

Trading profit for the Ceramics division increased by 9% at constant exchange rates, reflecting not only the recent investment in new production capacity in emerging economies (such as China, Brazil and Poland), but also the restructuring of facilities and disposals in the more mature markets of the United States and Europe. The return on sales for the division increased from 8.7% to 9.7% representing solid progress towards the 10% margin target outlined in the January 2005 strategic review.


Electronics division
                                        Third quarter                             Change
                                      2005         2004           Reported exchange    Constant exchange
                                                                        rates                rates
Revenue (GBPm)                        163          159                   +3%                     -
Trading profit (GBPm)                  16           13                  +19%                  +15%
Return on sales (%)                   9.6          8.3           +1.3 points           +1.2 points

Revenue in the Electronics division reflected strong growth in Asia-Pacific offset by weaker markets, both electronic and industrial, in the United States and Europe. Profitability has increased in all three of the sectors, driven both by the success of new, higher margin products and also the beneficial impact of cost-saving initiatives. This resulted in a 15% growth in trading profit for the division as a whole. The return on sales has grown by over one percentage point to 9.6%, just under the 10% margin target for this division outlined in the January 2005 strategic review.



Assembly Materials
                                        Third quarter                             Change
                                      2005          2004          Reported exchange     Constant exchange
                                                                        rates                 rates
Revenue (GBPm)                          77           73                  +6%                   +3%
Trading profit (GBPm)                    8            6                 +30%                  +26%
Return on sales (%)                   10.2          8.4          +1.8 points           +1.9 points

Revenue for the sector at GBP77m was up by 3% at constant exchange rates. However, underlying revenue growth was approximately 9% taking into account the negative impact of lower tin prices passed onto customers. This increase reflects strong growth in Asia-Pacific more than offsetting declines in the United States and Europe. The transition to lead-free technology also gathered significant momentum during the quarter with approximately 26% of all solder revenue now being lead-free compared to 8% in the third quarter of last year. Trading profit increased by 26% at constant exchange rates reflecting the impact of lead-free solder products. The return on sales was 10.2%, a near two percentage point increase compared to the third quarter of last year.

Chemistry
                                      Third quarter                              Change
                                   2005          2004           Reported exchange   Constant exchange rates
                                                                      rates
Revenue (GBPm)                      53            53                     -                    -2%
Trading profit (GBPm)                7             7                   +6%                    +2%
Return on sales (%)               13.2          12.4           +0.8 points            +0.5 points

At GBP53m, the sector's revenue was marginally down on the third quarter of last year at constant exchange rates reflecting difficult electronic and industrial markets in the United States and Europe. This weakness was largely offset by strong growth in Asia-Pacific combined with strong demand for the sector's market-leading copper damascene product used in the microelectronic industry. Trading profit increased marginally giving a return on sales of 13.2%, an increase of half a percentage point.

Laminates
                                      Third quarter                              Growth
                                   2005          2004           Reported exchange   Constant exchange rates
                                                                      rates
Revenue (GBPm)                      33             33                  -1%                    -3%
Trading profit (GBPm)                1              -                 +60%                   +75%
Return on sales (%)                2.4            1.5          +0.9 points            +1.0 points


Third quarter revenue of GBP33m was 3% lower than the same quarter last year at constant exchange rates. The migration of printed circuit board fabrication to Asia-Pacific continues with revenue for the sector's businesses in the United States and Europe declining slightly more than the growth in Asia-Pacific. Volumes of higher margin products, such as GETEK(TM) and other high temperature/reliability laminates were encouraging.

Following a trading loss of GBP2.2m in the first half of this year, the sector has returned to profitability in the third quarter, reflecting both increased sales of higher margin products and the benefit of the cost-reduction programme in Europe starting to be reflected in the results. Production was streamlined in Sweden in the second quarter and, following the reduction of laminates capacity in Germany in the first half of the year, in August the complete closure of the German facility was announced. This will take full effect in the fourth quarter. Given the recent stabilisation in overall sales, the improved market penetration of higher margin products and the beneficial impact of the German facility closure, this improved performance should be maintained.

Precious Metals division
                                     Third quarter                              Change
                                  2005         2004          Reported exchange rates    Constant exchange
                                                                                              rates
Revenue (GBPm)                      60           64                          -7%                  -7%
Net sales value (GBPm)              25           27                          -8%                  -9%
Trading profit (GBPm)                2            2                         -11%                 -15%
Return on net sales value (%)      6.5          6.7                  -0.2 points          -0.5 points


Revenue of GBP60m in the Precious Metals division was down 7% at constant exchange rates and, after excluding the precious metals content, net sales value was also down 9% at constant exchange rates. This reflected the depressed retail environment for precious metal jewellery products in all of the division's key markets, particularly in the United Kingdom. Despite very difficult market conditions, the division has remained profitable due to the cost saving initiatives enacted over the last year. These included headcount reductions in the United States and the complete restructuring of operations in France.


Group - Headline* and Reported results
GBPm unless stated otherwise             Third quarter                           Year to date
                                          2005      2004      Change          2005       2004      Change
Headline* results:
Trading profit                             33        29         +16%            88        81          +9%
Interest                                   (7)       (7)         -3%           (22)      (24)         -6%
Share of post-tax profits of JV's           1         -                          1         2
Profit before tax                          27        22         +24%            67        59         +13%
Tax                                        (8)       (6)                       (20)      (17)
Profit after tax                           19        16         +19%            47        42         +12%
Earnings per share (pence)                 10p       8p         +25%            24p       20p        +17%
Reported results:
Profit before tax - Headline               27        22         +24%            67        59         +13%
Rationalisation of operating activities    (4)       (1)                       (12)      (12)
Other items (net)**                        (1)        -                          1        (2)
Profit before tax - Reported               22        21          +5%            56        45         +24%
Earnings per share (pence)                  7p       7p          -4%           15p       12p         +31%


* before rationalisation costs, amortisation of intangible assets, profit/(loss) relating to fixed assets and disposal of operations, income from swap close-out and the write-off of prepaid debt-raising fees.

** other items (net) included amortisation of intangible assets, profit/(loss) relating to fixed assets and disposal of operations, income from swap close-out and the write-off of prepaid debt-raising fees.

Headline profit before tax for the third quarter increased 24% to GBP27m reflecting a 16% increase in trading profits and a 3% reduction in the interest charge. The effective tax rate was 30%, in line with the anticipated rate for the full year included in the first half results. Headline earnings per share of 10 pence were 25% higher than the third quarter of last year.

Profit before tax on a reported basis of GBP22m reflects rationalisation charges of GBP4m in the third quarter which related primarily to the restructuring of the Laminates sector's European operations in Sweden and Germany and the closure of the Ceramics division's facility in Oleggio, Italy. Charges for rationalisation for the year to date totalled GBP12m (2004: GBP12m).

Profit before tax for the year to date, as reported, of GBP56m is after a profit relating to fixed assets of GBP1m (2004: GBP1m), interest income from swap close-out of nil (2004: GBP3m) and the write-off of prepaid debt raising fees of GBP1m (2004: nil). Profit arising on the disposal of operations for the year to date was GBP2m (2004: GBP6m loss).


Group - Cashflow and Net debt
                                      Third quarter                         Year to date
                                    2005       2004       Change          2005        2004          Change
Free cashflow (GBPm)                 (2)        (9)          n/a          (25)        (30)            +19%
Net debt (GBPm)                                                          (383)       (423)             +9%

Free cashflow for the third quarter was a little improved on the GBP9m outflow in the comparable period last year. As in prior years, the fourth quarter is expected to generate strong free cashflows to give positive free cashflow for the full year. Free cashflow generated in the twelve months to 30 September 2005 was GBP57m. Net debt at 30 September 2005 was GBP383m, GBP40m lower than 30 September 2004, reflecting the strong free cashflow over the last twelve months.

Outlook

Based on current trading conditions, expectations for the fourth quarter are as follows:

As mentioned above, the Ceramics division experienced less of a market slow-down in the third quarter than had previously been expected with a number of steel production cutbacks likely to be deferred into the fourth quarter. It is therefore expected that fourth quarter trading will be weaker than that in the third quarter but with growth returning in 2006.

In the Electronics division, the trends experienced to date are expected to continue to the year end, with growth in Asia-Pacific offsetting previously reported slowdowns in Europe and NAFTA. Last year's fourth quarter results benefited from the exceptionally high trading in high margin copper damascene products which led to the overstocking issues reported for the first quarter this year. This is not anticipated to be repeated in the fourth quarter this year.

The difficult trading environment experienced by the Precious Metals division throughout 2005 is expected to continue to the year end. Thus, while the fourth quarter's trading is expected to show the normal seasonal improvement over the previous three quarters, it is expected to be weaker than the same period last year.

The Group continues to expect overall performance for the full year to be slightly better than that achieved in 2004.

Notes:

(1) All financial information is preliminary and unaudited. The results for the Group for the three months period and the nine months period ended 30 September 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS) and the comparatives have been restated accordingly.

(2)  This  announcement  contains  forward  looking  statements  about  Cookson.
Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson. A conference call for shareholders and analysts will be held today at 10:00am UK time. This can be accessed via a live audio webcast at www.cooksongroup.co.uk.


Shareholder/analyst enquiries:
Nick Salmon, Chief Executive                          +44 (0)20 7061 6500
Mike Butterworth, Group Finance Director              +44 (0)20 7061 6500
Isabel Vilela, Investor Relations Manager             +44 (0)20 7061 6500

Media enquiries:
John Olsen, Hogarth Partnership                       +44 (0)20 7357 9477


About Cookson Group plc

Cookson Group plc is a leading materials science company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Ceramics, Electronics and Precious Metals. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries.

Exhibit No. 2

                                   SCHEDULE 10

                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired

1,381,000

6) Percentage of issued class

0.73%

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

4 NOVEMBER 2005

11) Date company informed

7 NOVEMBER 2005

12) Total holding following this notification

25,025,468 SHARES

13) Total percentage holding of issued class following this notification

13.19%

14) Any additional information


15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 7 NOVEMBER 2005

Exhibit No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SCHRODER UNIT TRUSTS LIMITED (NUMBER OF SHARES HELD NO LONGER NOTIFIABLE)

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LIMITED (NUMBER OF SHARES HELD NO LONGER NOTIFIABLE)

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC (NUMBER OF SHARES HELD NO LONGER NOTIFIABLE)

SCHRODERS PLC (NUMBER OF SHARES HELD NO LONGER NOTIFIABLE)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

3 NOVEMBER 2005

11) Date company informed

7 NOVEMBER 2005

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification

LESS THAN 10%

14) Any additional information


15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 8 NOVEMBER 2005

Exhibit No. 4

8 November 2005

Cookson Group plc - Holding(s) in Company

Cookson Group plc was informed on 8 November 2005 that, on 7 November 2005, Standard Life Investments acquired 159,296 shares on behalf of Standard Life Group. This increased the total held as a notifiable interest (including material interests only) to 15,293,478 shares being 8.06% of the issued stock of that class.

No. of shares held             Registered Name
________________________________________________________________________________

15,293,478                     Vidacos Nominees

Standard Life also continues to hold a non-material interest of c.5% in the shares of Cookson Group plc.

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk

Exhibit No. 5

                                   SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED HOLDER                        FUND                  NUMBER OF SHARES
CHASE NOMINEES a/c CMIG                  1105                      297,130
CHASE NOMINEES a/c CMIG                  2304                      517,292
CHASE NOMINEES a/c CMIG                  2314                     1,771,566
CHASE NOMINEES LTD                       WP                       2,907,305
HSDL NOMINEES LTD                        N/A                         26
NORTRUST NOMINEES LIMITED a/c HXCM       HPFO                      10,177
NORTRUST NOMINEES LIMITED a/c HXCM       HLFO                      125,484
NORTRUST NOMINEES LTD                    HXPEN                     11,175
NORTRUST NOMINEES LTD                    HPBA                      11,451
NORTRUST NOMINEES LTD                    HLBA                      127,525
NORTRUST NOMINEES LTD                    HXLFE                     136,030
STATE STREET NOMINEES LIMITED a/c 2GDM   2GDM                      717,891
STATE STREET NOMINEES LIMITED a/c 2GDN   2GDN                      925,316
STATE STREET NOMINEES LIMITED a/c 2GFE   2GFE                      206,144

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

14 NOVEMBER 2005

12) Total holding following this notification

7,764,512 SHARES

13) Total percentage holding of issued class following this notification

4.09%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 14 NOVEMBER 2005

Exhibit No. 6

15 December 2005

SALE OF COOKSON'S LAMINATES BUSINESS FOR US$91 MILLION

Cookson Group plc ("Cookson"), the leading materials science company, announces that it has today entered into an agreement to sell its Laminates business ("Laminates") to Isola Group S.A.R.L, for US$91 million (GBP51 million*). Isola Group S.A.R.L. is ultimately owned by Texas Pacific Group. Completion of the transaction, which is conditional on satisfactory clearance from the European competition authorities, is expected in February 2006. The purchase price will be satisfied on completion by a combination of cash proceeds and an assumption of net debt. The cash element of the price will be subject to completion balance sheet adjustments in respect of working capital and capital expenditure, which are not expected to be material.

Laminates, one of the three business sectors which comprise Cookson's Electronics division, supplies laminates, prepregs and other substrate material products for the manufacture of printed circuit boards under its trading name, Polyclad. The business comprises a group of companies with operations and production facilities in the USA, Europe and Asia-Pacific.

On an International Financial Reporting Standards ("IFRS") basis, for the year ended 31 December 2004, Laminates generated a trading profit** of GBP2.5 million on revenue of GBP132 million. As at 31 December 2004, Laminates had gross assets of GBP126 million and gross liabilities of GBP45 million. For the six months ended 30 June 2005, Laminates generated a trading loss* of GBP1.7 million on revenue of GBP65 million. As at 30 June 2005, Laminates had gross assets of GBP129 million, gross liabilities of GBP45 million and employed 1,585 people.

The sale of Laminates is part of Cookson's strategy of focussing on higher technology products and exiting commodity activities, as well as achieving progressive debt reduction through, in part, non-core business disposals. In January 2005, Cookson announced a target of raising over GBP100 million from disposal proceeds by the end of 2006. In the six month period to 30 June 2005, cash proceeds from disposals totalled GBP13 million.

The net cash proceeds from the sale will strengthen Cookson's balance sheet and provide greater financial flexibility. Additionally, Cookson will consider making advanced payments into its UK pension scheme to reduce the existing deficit.

JPMorgan Cazenove acted as a financial advisor to Cookson for this transaction.

Commenting on the sale, Nick Salmon, Chief Executive of Cookson Group plc, said:

"The third quarter trading update, announced in early November, highlighted the solid progress we are making in achieving the profitability targets announced at the beginning of this year. This transaction represents a significant step in the achievement of one of our other strategic objectives, progressive debt reduction. "Whilst we have recently been successful in returning the Laminates business to break-even, it has for too long had a detrimental impact on the earnings profile of our Electronics division, and its disposal is the right thing for that division and for the Group as a whole.

"As a result of this transaction and others concluded during the course of the year to date, we are now nearly two thirds of the way towards our strategic goal of raising over GBP100 million through disposals by the end of 2006. We remain confident of achieving that goal."

Notes:

* translated at an exchange rate of US$1.77/GBP1

** trading profit consists of profit from operations before central Group and Divisional cost allocations, rationalisation costs, amortisation and impairment of intangible assets and profit/(loss) relating to fixed assets

Note to editors:

In January 2005, Cookson announced its strategy which focuses on performance enhancement, debt reduction and the disposal of non-core activities.

Cookson's objectives include improving profitability, with targeted return on sales by 2007 of 10% in both the Ceramics and Electronics divisions and a return on net sales value (i.e. excluding the precious metals content) of 15% for the Precious Metals division. Cookson also plans to reduce total debt significantly over the next 2-3 years. This will be achieved through a combination of strong operational cash flow - from improved profitability and working capital management - and a disposal programme which aims to raise over GBP100 million from the sale of a number of non-core activities and assets by the end of 2006. In addition, Cookson intends to resume a sustainable dividend payment as soon as possible with dividends funded from free cash flow.


Shareholder/analyst enquiries:
Nick Salmon, Chief Executive                         Cookson Group plc
Mike Butterworth, Group Finance Director             Tel: + 44 (0)20 7061 6500
Isabel Vilela, Investor Relations Manager

Media enquiries:
John Olsen                                           Hogarth Partnership
                                                     Tel: +44 (0)20 7357 9477

About Cookson Group plc

Cookson Group plc is a leading materials science company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Ceramics, Electronics and Precious Metals.

The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of specialist ceramics products and refractory linings to the steel, glass, foundry and other industries.

The Electronics division is a leading supplier of materials and services to fabricators and assemblers of printed circuit boards and semiconductor packaging and to industrial markets including automotive and construction. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products. Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries.

Exhibit No. 7

                                  SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED NAME                       MANAGEMENT COMPANY                                     NUMBER OF SHARES

NORTHERN TRUST LONDON                 FIDELITY PENSION MANAGEMENT                                 5,600

JP MORGAN BOURNEMOUTH                 FIDELITY PENSION MANAGEMENT                                100,800

JP MORGAN, BOURNEMOUTH                FIDELITY INVESTMENT SERVICES LTD                           713,649

NORTHERN TRUST LONDON                 FIDELITY INTERNATIONAL LIMITED                              6,600

BROWN BROS HARRIMN LTD LUX            FIDELITY INTERNATIONAL LIMITED                            1,411,300


5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

15 NOVEMBER 2005

12) Total holding following this notification

2,237,949 SHARES

13) Total percentage holding of issued class following this notification

1.18%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 16 NOVEMBER 2005

Exhibit No. 8
                                   SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LTD (335,093 SHARES)

CHASE NOMINEES LTD (10,864,128 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

18 NOVEMBER 2005

11) Date company informed

21 NOVEMBER 2005

12) Total holding following this notification

11,199,221 SHARES

13) Total percentage holding of issued class following this notification

5.90%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 22 NOVEMBER 2005

Exhibit No. 9

                                  SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
CHASE NOMINEES LTD (7,421,032 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

18 NOVEMBER 2005

11) Date company informed

21 NOVEMBER 2005

12) Total holding following this notification

7,421,032 SHARES (LENS INVESTORS(UK)LCC ONLY)

13) Total percentage holding of issued class following this notification

3.91% (LENS INVESTORS (UK)LCC ONLY)

14) Any additional information

Lens Investors(UK)LCC is only one of the partners of the various partnerships managed by Hermes Focus Asset Management Limited. Hermes Focus Asset Management Limited is in turn a subsidiary of BriTel Fund Trustees Limited.

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 22 NOVEMBER 2005

Exhibit No. 10


                                  SCHEDULE 10

                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired

478,754

6) Percentage of issued class

0.25%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

18 NOVEMBER 2005

11) Date company informed

21 NOVEMBER 2005

12) Total holding following this notification

26,917,758 SHARES

13) Total percentage holding of issued class following this notification

14.19%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 22 NOVEMBER 2005

                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 15 December 2005